ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

October 12, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:          ITT Educational Services, Inc.
Form 10-Q for the Quarter Ended March 31, 2010
Filed April 22, 2010
File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to an oral comment received during a telephone discussion with members of the Staff of the Securities and Exchange Commission (the “Commission”) on October 6, 2010, in connection with the Company’s response letter dated September 28, 2010 to the Commission’s comment letter dated September 14, 2010.  We have set forth below the substance of the comment, with our response thereto following such comment.

1.	Comment: Disclose the face value of the subordinated note receivable related to the PEAKS program in future filings.

Response:
The Company will expand its disclosure related to the subordinated note (the “Subordinated Note”) that it received in the PEAKS program in a footnote to its consolidated financial statements in future filings, substantially as follows (dollars are in thousands):

“The Subordinated Note is non-interest bearing and has been recorded net of an unamortized discount based on an imputed interest rate of x.x% in Other assets on our Condensed Consolidated Balance Sheet.  The discount will be amortized over the term of the Subordinated Note, which is expected to be approximately 15 years.  The face value of the Subordinated Note as of ______________ ___, 20___ was approximately $xx,xxx.”

Mr. Larry Spirgel
October 12, 2010

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer